DC
No Act
P.E. 1-09-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





07050031

March 7, 2007

McDara P. Folan, III
Senior Vice President, Deputy General Counsel
and Secretary
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3-7-2007

Re: Reynolds American Inc.
Incoming letter dated January 9, 2007

Dear Mr. Folan:

This is in response to your letters dated January 9, 2007 and February 16, 2007 concerning the shareholder proposal submitted to Reynolds by Province of St. Joseph of the Capuchin Order, Congregation of Sisters of St. Agnes, Sisters of Mercy of the Americas, Trinity Health, School Sisters of Notre Dame Milwaukee Province and The Sisters of St. Francis of Philadelphia. We also have received letters on the proponents' behalf dated February 12, 2007 and February 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

January 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposals Submitted by Province of St. Joseph of the Capuchin Order and Certain Other Shareholders; Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

Reynolds American Inc. (the "Company") has received from several shareholders a proposal (collectively, together with the supporting statements to such proposals, the "Proposal") that would mandate the Company to "make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free." The Proposal was submitted pursuant to Rule 14a-8[1] of the Securities Exchange Act of 1934, as amended (the "Act"), by the shareholders[2] who are copied on this letter (collectively and individually, the "Proponent" or "Proponents"). The Proposal, as well as the cover letters that the Proponents provided with the Proposal and letters from the record holders of the Proponents' shares of the Company's stock, are set forth in full as Annex A to this letter.

The Company hereby notifies the Proponents of its intention to omit the Proposal from any proxy statement and form of proxy for the Company's 2007 annual meeting of shareholders (the "2007 Proxy Materials"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper. Based on these reasons, we request that the Staff not recommend any enforcement action if the Company omits the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- enclosed six copies of this letter and its attachments;

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

[2] Because the proposals submitted by the shareholders are identical, this single request is intended to address them collectively.

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to each of the Proponents.

The resolution included in the Proposal[3] states:

> RESOLVED, Reynolds American International make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free.

The Company believes that it may omit the Proposal from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because it pertains to matters of ordinary business operations.

I. Ground for Omission

A. The Proposal pertains to matters of ordinary business operations (*i.e.*, litigation strategy).

The Company believes that it may exclude the Proposal from the 2007 Proxy Materials because the Proposal would adversely affect the litigation strategy of the Company's principal operating subsidiary, R. J. Reynolds Tobacco Company ("Reynolds Tobacco"), in multiple lawsuits in which it and certain of its indemnitees[4] are defendants. Reynolds Tobacco is currently litigating six separate cases brought by or on behalf of individuals or their survivors alleging personal injury as a result of exposure to secondhand smoke from Reynolds Tobacco's products. In these cases, the principal issue is the health hazards of secondhand smoke, with the plaintiffs having alleged that exposure to secondhand smoke from Reynolds Tobacco's products caused death, illness, or physical and emotional distress.

In addition to these claims, as of October 13, 2006, Reynolds Tobacco was a defendant in 2,626 lawsuits in Florida brought by individual flight attendants for personal injury as a result of illness allegedly caused by exposure to secondhand smoke in airplane cabins. In these lawsuits, plaintiff flight attendants will be individually required to prove that the individual's exposure to secondhand smoke in airplane cabins caused them disease. One of the principal issues in these cases is the health hazards of secondhand smoke.

In addition to the cases referenced in the preceding paragraph, an action (the "DOJ Case") has been brought by the U.S. Department of Justice in the U.S. District Court for the District of

[3] It should be noted that although the Proposal refers to a "Reynolds American International," the Company is not affiliated with an entity by that name nor is the Company aware that such an entity exists.

[4] In connection with the business combination (the "Business Combination") of Reynolds Tobacco and the U.S. cigarette and tobacco business of Brown & Williamson Holdings, Inc. (formerly known as Brown & Williamson Tobacco Corporation) ("B&W") on July 30, 2004, Reynolds Tobacco agreed to certain indemnification obligations for liabilities, including certain litigation liabilities, arising out of the U.S. cigarette and tobacco business of B&W.

Columbia against Reynolds Tobacco, B&W and certain other tobacco companies. The trial court in the DOJ Case, in August 2006, found the defendants liable for the RICO claims which the government had asserted. In addition, the court issued an order requiring the defendants, among other things, to issue "corrective communications" on five subjects, including the "adverse health effects of exposure to secondhand smoke." The government and certain defendants, including Reynolds Tobacco, have appealed the court's decision to the U.S. Court of Appeals for the District of Columbia. On the motion of certain defendants, the court of appeals stayed the trial court's order pending the appeal.

The cases mentioned above are described in further detail on Annex B to this letter. Money damages and other relief sought in these cases is significant, and could amount to millions and potentially billions of dollars.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7)[5] when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a registrant is then involved. *Reynolds American Inc.* (February 10, 2006) (proposal requiring the company to undertake campaign to apprise African Americans of the health hazards of smoking menthol cigarettes excludable as ordinary business matters because it relates to pending litigation); *R. J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) (proposal requiring company to stop using the terms "light," "ultralight" and "mild" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Loews Corp.* (December 29, 2003) (same); *R. J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) (proposal requiring the company to establish a committee of independent directors to determine the company's involvement in cigarette smuggling excludable under the "ordinary course" exception because it relates to subject matter of litigation in which the company has been named as a defendant); *RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Philip Morris Companies Inc.* (February 22, 1999) (same).

The above no-action letters are consistent with the Staff's longstanding position that a registrant's decision to institute or defend itself against legal actions, and the decisions about how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7) and within the exclusive prerogative of management. *NetCurrents, Inc.* (May 8, 2001) (proposal requiring NetCurrents, Inc. to sue two individuals within 30 days of the annual meeting excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because it

[5] Clause (i)(7) permits omission of a proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal recommending that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams Express Company* (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (same).

If implemented, the Proposal would require the Company to "make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of secondhand smoke." As indicated above, the issue of the health hazards of secondhand smoke is at the heart of certain of Reynolds Tobacco's pending litigation. Therefore, the Proposal squarely implicates issues that are the subject matter of thousands of lawsuits involving Reynolds Tobacco. Being forced either to comply with the Proposal or to take a public position (or no position) in the 2007 Proxy Materials with respect to the Proposal would improperly interfere with and otherwise adversely affect Reynolds Tobacco's defense of these cases. Moreover, Reynolds Tobacco's litigation strategy and even some of the factual bases for Reynolds Tobacco's defenses have not yet been fully developed and should not be disclosed prematurely to opposing parties. As such, inclusion of the Proposal in the 2007 Proxy Materials would permit the Proponents to interfere with and preempt management's right and duty to determine Reynolds Tobacco's litigation strategy.

In summary, the Proposal seeks to substitute the judgment of shareholders for that of the Board on decisions involving litigation strategy and would require the Board to take actions that may be contrary to Reynolds Tobacco's litigation defenses. Every company's management has a basic obligation to defend itself against unwarranted litigation. That responsibility is at the core of the everyday business of a registrant. A shareholder request that interferes with this obligation is inappropriate, particularly when there are pending lawsuits involving Reynolds Tobacco on the very issues that form the basis for the Proposal. It has not been the policy of the Division of Corporation Finance to permit revisions of proposals in contravention of Rule 14a-8(i)(7). *See E*Trade Group, Inc.* (October 31, 2000) (permitting exclusion of a proposal recommending a number of potential mechanisms for increasing shareholder value, two of which were deemed to be related to E*Trade's ordinary business operations). Because the Proposal intrudes on ordinary business operations, the Company believes that it may properly exclude it from the 2007 Proxy Materials under (i)(7).

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 2007 Proxy Materials because the Proposal relates to the conduct of the ordinary business operations of a subsidiary of the Company (*i.e.*, litigation strategy).

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (336) 741-5162.

Thank you for your consideration of these matters.

Very truly yours,

REYNOLDS AMERICAN INC.

By: 
McDara P. Folan, III
Senior Vice President, Deputy General
Counsel and Secretary

Attachments

cc w/att: Rev. Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233
Tel: 414.271.0735
Fax: 414.271.0637

S. Kathleen Nelessen, CSA
Member – Justice, Peace, Ecology Committee
Congregation of Sisters of St. Agnes
320 County Road K
Fond du Lac, WI 54935
Tel: 920.907.2315
Fax: 920.921.8177

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131
Tel: 314.966.4313
Fax: 314.966.2298

Catherine Rowan
Corporate Responsibility Consultant
Trinity Health
766 Brady Ave.
Apartment 635
Bronx, NY 10462
Tel: 718.822.0820
Fax: 718.504.4787

Timothy P. Dewayne
Director, Office of Global Justice & Peace
School Sisters of Notre Dame Milwaukee Province
13105 Watertown Plank Road
Elm Grove, WI 53122-2291
Tel: 262.782.9850 (ext. 723)
Fax: 262.207.0051

Nora M. Nash
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
Tel: 610.558.7661
Fax: 610.558.5855

Annex A

See Attached.

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
mikecrosby@aol.com

November 17, 2006

RECEIVED
NOV 21 2006

Andrew J. Schindler, Chairman
Reynolds American International
401 North Main Street
Post Office Box 2990
Winston-Salem, NC 27102-2990

Dear Mr. Schindler:

Over the years I am sure you are well aware of the concern of my Province of Capuchin Franciscan brothers regarding the health risks to children associated with smoking and secondhand smoking. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least 200 shares of Reynolds American International corporation common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 17, 2006. I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Reynolds American International shareholders. I do this according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As always, I hope we can come to a mutually beneficial way of addressing the issue that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent

INFORMING CHILDREN OF THEIR RIGHTS IF FORCED TO INCUR SECONDHAND SMOKE

Reynolds American International

WHEREAS, in 08.06, a federal judge ruled Reynolds American and other tobacco companies have violated racketeering laws by deceiving people about the dangers of tobacco. It declared: "defendants continue to obscure the fact that ETS is hazardous to Nonsmokers."

The 05.06 Report of the Surgeon General refers to "indisputable" evidence secondhand smoke (SHS) is an "alarming" public health hazard, responsible for tens of thousands of premature deaths among nonsmokers annually (www.surgeongeneral.gov/library/secondhandsmoke/).

Surgeon General Richard H. Carmona has stated: "Children are especially vulnerable to the poisons in secondhand smoke." He urged smoking parents not only to quit, but to smoke outside while trying to quit. "Make the home a smoke-free environment" (*NYT*, 02.28.06).

To this R. J. Reynolds Tobacco responded: "It seems unlikely that secondhand smoke presents any significant harm to otherwise healthy nonsmoking adults; and, given the extensive smoking bans and restrictions that have already been enacted, nonsmokers can easily avoid exposure to secondhand smoke" (*TobaccoReporter* 08.06, p. 8)

By smoking, a parent/guardian "transforms his or her child into an involuntary smoker" (*Children's Legal Rights Journal* 25.4 [2005], 37). Such SHS exposure is "child abuse that is highly detrimental to health, general welfare, and safety. Every member of society must share the responsibility of protecting our children from SHS" (25).

In *Johnita M.D. v. David D.D.*, a New York family court provided relief to a thirteen-year-old child who demanded the court prohibit his mother from smoking in his presence. It took judicial notice of scientific evidence regarding SHS, and banned the parents from smoking or allowing others to smoke in their home or automobile (*Johnita M.D.*, 40 N.Y.S.2d at 812, 812-13).

In *re Julie Anne*, an Ohio court listed forty statements addressing linkages between SHS and disease. It concluded: "children comprise the most abused segment of society in the world" (24). The court issued a restraining order against the smoking parents whose healthy child asserted entitlement to breathe clean air, free of SHS (25, 27).

The court noted a "family court on its own initiative and regardless of the health of the child. . . has a legal duty to consider the danger of second hand smoke to children. . . in determining issues of visitation and custody" 641). The court declared that the "involuntary nature of children's exposure to second hand smoke crystallizes the harm as egregious" (647-51).

Many times, sad to say, legal redress is the only recourse in response to some egregious behavior. Contrary to R.J.Reynolds Tobacco's assertion, many children cannot "easily avoid exposure to secondhand smoke." While it may seem extreme for a child to sue his/her parents for smoking, any "right" parents have vis-à-vis smoking is over-ridden by a child's right to health.

RESOLVED: the shareholders request that Reynolds American International make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of SHS, including legal options available to minors to ensure their environments are smokefree.

2007RAI.SHS.AbusedChildrenLegalRedress.10.24.06.Final 498 words, excluding title

The Bank of New York
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attn: Scott McNulty

THE BANK OF NEW YORK.

Received 11-27-2006

The Bank of New York

Original – Bobby Enke
cc: – Dave File

RECEIVED
NOV 28 2006
R.A.E.

Verification of Stock Owner Ship

Province of St Joseph of the Capuchin Order

November 21, 2006

Andrew J. Schindler, Chairman
Reynolds America
401 North Main Street, Post Office Box 2990
Winston-Salem
North Carolina 27102-2990

Province of St Joseph of the Capuchin Order
Account #000794603

Holding in

Reynolds Amern Inc. ., as of 11/21/2006,
Ownership over one year and prior to July 31, 2003

CUSIP #761713106
Units: 100.00

Sincerely,



Scott R. McNulty
Administrator


The BANK
of NEW YORK.

The Bank of New York
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attn: Scott McNulty

The Bank of New York

Verification of Stock Owner Ship

Province of St Joseph of the Capuchin Order

December 4, 2006

Andrew J. Schindler, Chairman
Reynolds America
401 North Main Street, Post Office Box 2990
Winston-Salem
North Carolina 27102-2990

Province of St Joseph of the Capuchin Order
Account #000794603

Holding in:

Reynolds Amern Inc. ., as of 11/17/2006,

The Province of St Joseph of the Capuchin Order has a Continuous Ownership of CUSIP. 761713106, in the amount of 100 units of RAI common stock since at least July 31, 2003.

The Province of St Josephs of the Capuchin Order plans to hold these shares at least through the next annual meeting.

CUSIP #761713106
Units: 100.00

Sincerely,

Scott R. McNulty
Administrator

Emken, Robert A

From: MikeCrosby@aol.com

Sent: Thursday, January 04, 2007 5:01 PM

To: Emken, Robert A

Subject: Re: Reynolds

Dear Bobby,
I'm sorry it's taken this long to get back to you; I was awaiting a response from Sr. Regina. She's in Trinidad giving lectures so can't make it. I can receive a call from you at 11:30 ET tomorrow. Please call 414-406-1265.
Michael

Emken, Robert A

From: Emken, Robert A
Sent: Monday, December 04, 2006 8:12 PM
To: 'smcnulty@bankofny.com'; MikeCrosby@aol.com
Subject: RE: Capuchin Again

The BNY verification letter refers to 100 "units" - can you confirm whether the term "units" refers to the number of shares? Apart from the reference to the term units, the cover letter from Father Crosby, as discussed with him the other day, refers to 200 (and not 100) shares. Again, we would appreciate a clarification with respect to the foregoing. Thanks for your assistance. Regards.

From: smcnulty@bankofny.com [mailto:smcnulty@bankofny.com]
Sent: Monday, December 04, 2006 2:35 PM
To: MikeCrosby@aol.com
Cc: Emken, Robert A
Subject: Re: Capuchin Again

Scott McNulty · The Bank of New York
INVESTMENT SERVICES · Phone 315.414.3686 · Fax 315.414.3025 · smcnulty@bankofny.com

MikeCrosby@aol.com
12/01/2006 04:47 PM

To: smcnulty@bankofny.com
cc: Emkenb@RJRT.com
Subject: Capucnin Again

Dear Scott,
Bobby Emken asks that you e-mail him the information I just requested at emkenb@rjrt.com.
Michael

Nov 20 2006 18:07

FROM : MICHAEL H CROSBY FAX NO. : 4142710637 Nov. 20 2006 04:58PM P1

CORPORATE RESPONSIBILITY PROGRAM

BEATITUDES PROGRAM **ST. BENEDICT'S**

1015 North Ninth Street Milwaukee, WI 53233 414-271-0735 FAX: 271-0637

To: Scott McNulty Organization: Bank of New York

From: Liz Wisniewski Re: Stock Verification Letter

Fax Number Used: 315-414-7035 Pages sent, including this cover sheet: 4

11/20/06

Corporate Responsibility Program

Serving Concerned Institutional Investors in Wisconsin, Iowa, and Minnesota
Members of the Wisconsin and Minnesota Coalitions, ICCR

1015 North Ninth Street
Milwaukee WI 53233
Phone 414/271-0735
FAX: 414/271-0637
mikecrosby@aol.com

November 20, 2006

Mr. Scott McNulty
Bank of New York
111 Sanders Creek Parkway
East Syracuse, New York 13057

Dear Mr. McNulty:

Enclosed is a copy of a stock resolution letter which was sent to Reynolds American. The company requires verification of stock ownership by The Province of St. Joseph of the Capuchin Order. Please send such verification directly to Reynolds American with a copy to me at the above address.

Your immediate response to this request would be appreciated. If you have any questions, please let me know.

Sincerely,

Liz Wisniewski
Office Manager for
Michael Crosby, OFMCap

Anthony Favazza /JonesDay

01/08/2007 07:44 PM

To "Andras Erdei" <aerdei@JonesDay.com>

cc

bcc

Subject Fw: RAI/FW: Capuchin Again

----- Original Message -----
From: "Emken, Robert A" [Emkenb@RJRT.com]
Sent: 01/08/2007 07:32 PM
To: Anthony Favazza
Subject: RAI/FW: Capuchin Again

More correspondence with shareholder proponents.

From: Emken, Robert A
Sent: Tuesday, December 05, 2006 5:50 PM
To: 'smcnulty@bankofny.com'
Cc: MikeCrosby@aol.com
Subject: RE: Capuchin Again

Thanks for the clarification.

From: smcnulty@bankofny.com [mailto:smcnulty@bankofny.com]
Sent: Tuesday, December 05, 2006 8:38 AM
To: Emken, Robert A
Cc: MikeCrosby@aol.com
Subject: RE: Capuchin Again

Robert,

My Apologies,

It is 200 Shares the difference is that they held 100 shares up until 8/18/06 at which time they received another 100 shares of REYNOLDS AMERN INC CUSIP #761713106 bringing their current holdings to 200 Shares.

Scotty

Scott McNulty · The Bank of New York
INVESTMENT SERVICES · Phone 315.414.3686 · Fax 315.414.3025 · smcnulty@bankofny.com

"Emken, Robert A" <Emkenb@RJRT.com>

12/04/2006 08:12 PM

To: <smcnulty@bankofny.com>, <MikeCrosby@aol.com>
cc:
Subject: RE: Capuchin Again

The BNY verification letter refers to 100 "units" - can you confirm whether the term "units" refers to the number of shares? Apart from the reference to the term units, the cover letter from Father Crosby, as discussed with him the other day, refers to 200 (and not 100) shares. Again, we would appreciate a clarification with respect to the foregoing. Thanks for your assistance. Regards.

From: smcnulty@bankofny.com [mailto:smcnulty@bankofny.com]
Sent: Monday, December 04, 2006 2:35 PM
To: MikeCrosby@aol.com
Cc: Emken, Robert A
Subject: Re: Capuchin Again

Scott McNulty · The Bank of New York
INVESTMENT SERVICES · Phone 315.414.3686 · Fax 315.414.3025 · smcnulty@bankofny.com

MikeCrosby@aol.com

12/01/2006 04:47 PM

To: smcnulty@bankofny.com
cc: Emkenb@RJRT.com
Subject: Capuchin Again

Dear Scott,
Bobby Emken asks that you e-mail him the information I just requested at emkenb@rjrt.com.
Michael

Received
12-29-2006

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 27, 2006

Ms. Susan M. Ivery, CEO
Reynolds American
RJReynolds Building - Plaza Auditorium
P.O. Box 2990
Winston-Salem, NC 27102-2990

Dear Ms. Ivery:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Reynolds American, Inc. for several years. We continue to recognize that the general health of a community is endangered by secondhand smoking. We've also become more aware that secondhand smoking is toxic for children; their bodies are developing making them especially vulnerable to the various side effects of this public health danger. The Surgeon General has concluded that "There is no risk-free level of secondhand smoke exposure." We strongly encourage you to be more transparent in addressing this issue and provide company information detailing the health hazards. Out of concern for the health of our children and the importance of informing them of their rights we ask you to give serious consideration to this proposal.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Province of St. Joseph, OFM Cap. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that representatives of the company will meet with the proponents of this resolution... Please note that the contact person for this resolution will be: Michael Crosby. His phone is: 414-271-0735.

As verification that we are beneficial owners of common stock in Reynolds American, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Michael Crosby, OFM Cap
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

INFORMING CHILDREN OF THEIR RIGHTS IF FORCED TO INCUR SECONDHAND SMOKE

Reynolds American International

WHEREAS, in 08.06, a federal judge ruled Reynolds American and other tobacco companies have violated racketeering laws by deceiving people about the dangers of tobacco. It declared: "defendants continue to obscure the fact that ETS is hazardous to Nonsmokers."

The 05.06 Report of the Surgeon General refers to "indisputable" evidence secondhand smoke (SHS) is an "alarming" public health hazard, responsible for tens of thousands of premature deaths among nonsmokers annually (www.surgeongeneral.gov/library/secondhandsmoke/).

Surgeon General Richard H. Carmona has stated: "Children are especially vulnerable to the poisons in secondhand smoke." He urged smoking parents not only to quit, but to smoke outside while trying to quit. "Make the home a smoke-free environment" (*NYT*, 02.28.06).

To this R. J. Reynolds Tobacco responded: "It seems unlikely that secondhand smoke presents any significant harm to otherwise healthy nonsmoking adults; and, given the extensive smoking bans and restrictions that have already been enacted, nonsmokers can easily avoid exposure to secondhand smoke" (*TobaccoReporter* 08.06, p. 8).

By smoking, a parent/guardian "transforms his or her child into an involuntary smoker" (*Children's Legal Rights Journal* 25.4 [2005], 37). Such SHS exposure is "child abuse that is highly detrimental to health, general welfare, and safety. Every member of society must share the responsibility of protecting our children from SHS" (25).

In *Johnita M.D. v. David D.D.*, a New York family court provided relief to a thirteen-year-old child who demanded the court prohibit his mother from smoking in his presence. It took judicial notice of scientific evidence regarding SHS, and banned the parents from smoking or allowing others to smoke in their home or automobile (*Johnita M.D.*, 40 N.Y.S.2d at 812, 812-13).

In *re Julie Anne*, an Ohio court listed forty statements addressing linkages between SHS and disease. It concluded: "children comprise the most abused segment of society in the world" (24). The court issued a restraining order against the smoking parents whose healthy child asserted entitlement to breathe clean air, free of SHS (25, 27).

The court noted a "family court on its own initiative and regardless of the health of the child. . . has a legal duty to consider the danger of second hand smoke to children. . . in determining issues of visitation and custody" (641). The court declared that the "involuntary nature of children's exposure to second hand smoke crystallizes the harm as egregious" (647-51).

Many times, sad to say, legal redress is the only recourse in response to some egregious behavior. Contrary to R.J.Reynolds Tobacco's assertion, many children cannot "easily avoid exposure to secondhand smoke." While it may seem extreme for a child to sue his/her parents for smoking, any "right" parents have vis-à-vis smoking is over-ridden by a child's right to health.

RESOLVED: Reynolds American International make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of SHS, including legal options available to minors to ensure their environments are smokefree.

2007RAI.SHS.AbusedChildrenLegalRedress.09.12.06.Final 494 words, excluding title

Barwick, Julie G.

From: Frank J Fauser [Frank_J_Fauser@notes.ntrs.com]

Sent: Wednesday, December 20, 2006 10:51 AM

To: Barwick, Julie G.

Subject: Sisters of St Francis

Hi Julie,

I am confirming that the Sisters of St Francis holds 88 shares of Reynolds American Inc.

Frank

50 S LaSalle St
Chicago, IL 60675
Phone: (312) 557-0453
Fax: (312) 557-2704


The Northern Trust

RECEIVED
DEC - 5 2006
R.A.E.

Fax

To:	Bobby Emken	**From:**	Frank Fauser
Fax:	336-741-1090	**Date:**	12-5-06
Phone:		**Pages:**	1
Re:	Reynolds American Inc	**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

The Northern Trust Company
[illegible]
[illegible]
[illegible]



Northern Trust

October 25, 2006

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of R.J. Reynolds Tobacco Holdings Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

Frank Fauser
2nd Vice President


School Sisters of Notre Dame
Milwaukee Province

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

November 24, 2006

Susan M. Ivey, CEO
Reynolds American Inc.
P.O. Box 2990
Winston-Salem, NC 27102-2990

Re: Shareholder Proposal Regarding Secondhand Smoke & Minors

Dear Ms. Ivey:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and sustainable living in all aspects of ministry and life. Globally there are over 4,500 School Sisters of Notre Dame in some 30 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 400 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 376 shares of Reynolds American stock and have continuously held shares in Reynolds American since January 30, 1995. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by Province of St. Joseph of the Capuchin Order (Midwest Capuchins) for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We look forward to discussion on this matter and hope that the Board of Directors will agree to support and implement this shareholder resolution

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: Fr. Michael Crosby
ICCR

INFORMING CHILDREN OF THEIR RIGHTS IF FORCED TO INCUR SECONDHAND SMOKE

Reynolds American International

WHEREAS, in 08.06, a federal judge ruled Reynolds American and other tobacco companies have violated racketeering laws by deceiving people about the dangers of tobacco. It declared: "defendants continue to obscure the fact that ETS is hazardous to Nonsmokers."

The 05.06 Report of the Surgeon General refers to "indisputable" evidence secondhand smoke (SHS) is an "alarming" public health hazard, responsible for tens of thousands of premature deaths among nonsmokers annually (www.surgeongeneral.vov/library/secondhandsmoke/).

Surgeon General Richard H. Carmona has stated: "Children are especially vulnerable to the poisons in secondhand smoke." He urged smoking parents not only to quit, but to smoke outside while trying to quit. "Make the home a smoke-free environment" (*NYT*, 02.28.06).

To this R. J. Reynolds Tobacco responded: "It seems unlikely that secondhand smoke presents any significant harm to otherwise healthy nonsmoking adults; and, given the extensive smoking bans and restrictions that have already been enacted, nonsmokers can easily avoid exposure to secondhand smoke" (*TobaccoReporter* 08.06, p. 8).

By smoking, a parent/guardian "transforms his or her child into an involuntary smoker" (*Children's Legal Rights Journal* 25.4 [2005], 37). Such SHS exposure is "child abuse that is highly detrimental to health, general welfare, and safety. Every member of society must share the responsibility of protecting our children from SHS" (25).

In *Johnita M.D. v. David D.D.*, a New York family court provided relief to a thirteen-year-old child who demanded the court prohibit his mother from smoking in his presence. It took judicial notice of scientific evidence regarding SHS, and banned the parents from smoking or allowing others to smoke in their home or automobile (*Johnita M.D.*, 40 N.Y.S.2d at 812, 812-13).

In *re Julie Anne*, an Ohio court listed forty statements addressing linkages between SHS and disease. It concluded: "children comprise the most abused segment of society in the world" (24). The court issued a restraining order against the smoking parents whose healthy child asserted entitlement to breathe clean air, free of SHS (25, 27).

The court noted a "family court on its own initiative and regardless of the health of the child. . . has a legal duty to consider the danger of second hand smoke to children. . . in determining issues of visitation and custody" (641). The court declared that the "involuntary nature of children's exposure to second hand smoke crystallizes the harm as egregious" (647-51).

Many times, sad to say, legal redress is the only recourse in response to some egregious behavior. Contrary to R.J.Reynolds Tobacco's assertion, many children cannot "easily avoid exposure to secondhand smoke." While it may seem extreme for a child to sue his/her parents for smoking, any "right" parents have vis-à-vis smoking is over-ridden by a child's right to health.

RESOLVED: Reynolds American International make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of SHS, including legal options available to minors to ensure their environments are smokefree.

2007RAI.SHS.AbusedChildrenLegalRedress.09.12.06.Final 494 words, excluding title

JPMorgan

November 24, 2006

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet:

This letter is written as a statement that JPMorgan Chase Bank, N.A. is acting in the capacity of investment advisor and a recordholder of Reynolds American Inc. for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin. The shares are held at Depository Trust Company under nominee name Cede & Co.

As of this date, the School Sisters of Notre Dame have an investment position in Reynolds American Inc. of 376 shares, have continuously held shares of Reynolds American Inc. since January 30, 1995 with a market value in excess of $2,000.

If there are any questions concerning this ownership, please feel free to contact me at 414-977-2040.

Very truly yours,

Robert L. Hanley
Fiduciary Executive

RLH:pl



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis



Committee for Responsible Investment

Received
12-29-2006
MRS

7039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

November 21, 2006

Ms. Susan M. Ivery, CEO
Reynolds American
P.O. Box 2990
Winston Salem, NC 27102-2990

Dear Ms. Ivery:

The Sisters of Mercy are concerned about the risks that children face due to secondhand smoke and the lack of information regarding their rights if forced to incur secondhand smoke. Therefore we are filing the enclosed shareholder resolution.

The Sisters of Mercy are beneficial owners of 200 shares of Reynolds American Inc Common Stock. Verification of ownership is enclosed. We intend to retain our shares of Reynolds American Inc. through the date of the 2007 annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution with the Province of Joseph of the Capuchin Order. I trust that it will be considered for action by the shareholders at the 2007 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

A representative of the filers will attend the annual shareholders meeting to move the resolution. Please note the contact person for this resolution will be Michael Crosby, OFMCap. His telephone number is 414-271-0735 and fax number is 414-271-0637 and his address is 1015 North Ninth St., Milwaukee, WI 53233. His email address is mikecrosby@aol.com

If you should for any reason desire to oppose this please be kind enough to include it in the corporation's proxy material and the filed statement as required by aforesaid mentioned rules and regulations.

Please contact me at the above address if you require additional information.

Sincerely,

Sr. Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG:jr
Enclosures

cc: Julie Wokaty - ICCR
Sister Susan Jordan, SSND
Rev. Mike Crosby, OFMCap

INFORMING CHILDREN OF THEIR RIGHTS IF FORCED TO INCUR SECONDHAND SMOKE

Reynolds American International

WHEREAS, in 08.06, a federal judge ruled Reynolds American and other tobacco companies have violated racketeering laws by deceiving people about the dangers of tobacco. It declared: "defendants continue to obscure the fact that ETS is hazardous to Nonsmokers."

The 05.06 Report of the Surgeon General refers to "indisputable" evidence secondhand smoke (SHS) is an "alarming" public health hazard, responsible for tens of thousands of premature deaths among nonsmokers annually (www.surgeongeneral.vov/library/secondhandsmoke/).

Surgeon General Richard H. Carmona has stated: "Children are especially vulnerable to the poisons in secondhand smoke." He urged smoking parents not only to quit, but to smoke outside while trying to quit. "Make the home a smoke-free environment" (*NYT*, 02.28.06).

To this R. J. Reynolds Tobacco responded: "It seems unlikely that secondhand smoke presents any significant harm to otherwise healthy nonsmoking adults; and, given the extensive smoking bans and restrictions that have already been enacted, nonsmokers can easily avoid exposure to secondhand smoke" (*TobaccoReporter* 08.06, p. 8)

By smoking, a parent/guardian "transforms his or her child into an involuntary smoker" (*Children's Legal Rights Journal* 25.4 [2005], 37). Such SHS exposure is "child abuse that is highly detrimental to health, general welfare, and safety. Every member of society must share the responsibility of protecting our children from SHS" (25).

In *Johnita M.D. v. David D.D.*, a New York family court provided relief to a thirteen-year-old child who demanded the court prohibit his mother from smoking in his presence. It took judicial notice of scientific evidence regarding SHS, and banned the parents from smoking or allowing others to smoke in their home or automobile (*Johnita M.D.*, 40 N.Y.S.2d at 812, 812-13).

In *re Julie Anne*, an Ohio court listed forty statements addressing linkages between SHS and disease. It concluded: "children comprise the most abused segment of society in the world" (24). The court issued a restraining order against the smoking parents whose healthy child asserted entitlement to breathe clean air, free of SHS (25, 27).

The court noted a "family court on its own initiative and regardless of the health of the child... has a legal duty to consider the danger of second hand smoke to children... in determining issues of visitation and custody" 641). The court declared that the "involuntary nature of children's exposure to second hand smoke crystallizes the harm as egregious" (647-51).

Many times, sad to say, legal redress is the only recourse in response to some egregious behavior. Contrary to R.J.Reynolds Tobacco's assertion, many children cannot "easily avoid exposure to secondhand smoke." While it may seem extreme for a child to sue his/her parents for smoking, any "right" parents have vis-à-vis smoking is over-ridden by a child's right to health.

RESOLVED: the shareholders request that Reynolds American International make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of SHS, including legal options available to minors to ensure their environments are smokefree.


usbank
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387, Mail Code SL-MO-T16T
St. Louis, MO 63166-0387

OCT 26 2006

October 24, 2006

Sister Katherine Marie Glosenger, RSM
Sisters of Mercy
2039 North Geyer Road
Saint Louis, MO 63131

RE: MERCY INVESTMENT FUND

Dear Sister Katherine:

This is to certify that U.S. Bank N.A. held 200 shares of Reynolds American Inc. common stock in the above referenced account. These shares have been held in the account for more than one year. The account consists of assets solely owned by the Sisters of Mercy. This letter serves a proof of ownership.

If you need further assistance, please feel free to contact me.

Sincerely,

Kim A. Strong
Assistant Vice President
(314) 418-2619



CSA
Congregation of Sisters of St. Agnes

November 17, 2006

Mr. Robert Emken, Jr.
Reynolds American, Inc.
P. O. Box 2990
401 N. Main Street
Winston-Salem, N.C. 27102-2990

Dear Mr. Emken,

I write to you on behalf of the Congregation of Sisters of St. Agnes (CSA) and other shareholders in requesting that Reynolds American International and its tobacco entities make available on their web sites and in all venues where they sell or promote their cigarettes, its own clear statements as well as material detailing the health hazards of second hand smoke, including legal options available to minors to ensure their environments will be smoke free.

The members of our Congregation established schools and hospitals nearly 150 years ago and continue to minister in the promotion of wellness and preventive health care. Our Mission Statement expresses our preferences and concerns for women and children.

We submit the resolution for the inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Security Exchange Act of 1934. We would appreciate indication in the proxy statement that Congregation of Sisters of St. Agnes is a co-sponsor of this resolution. Primary contact should be made with Rev. Michael Crosby of the Province of St. Joseph of the Capuchin Order and we would like to receive all correspondence sent to him.

The Congregation of Sisters of Saint Agnes is the beneficial owner of Reynolds American International stocks which have been owned for more than one year and there is no intent to sell it. A letter verifying ownership is enclosed. We urge you to implement the action requested so further resolutions will not be necessary.

Sincerely,

S. Kathleen Nelessen, CSA

S. Kathleen Nelessen, CSA
Member - Justice, Peace, Ecology Committee

CC: Rev. Michael Crosby, OFM Cap.

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920/907-2315 • Fax 920/921-8177
email: sstorch@csasisters.org • web: www.csasisters.org


RECEIVED
NOV 24 2006
R.A.E.

INFORMING CHILDREN OF THEIR RIGHTS IF FORCED TO INCUR SECONDHAND SMOKE

Reynolds American International

WHEREAS, in 08.06, a federal judge ruled Reynolds American and other tobacco companies have violated racketeering laws by deceiving people about the dangers of tobacco. It declared: "defendants continue to obscure the fact that ETS is hazardous to Nonsmokers."

The 05.06 Report of the Surgeon General refers to "indisputable" evidence secondhand smoke (SHS) is an "alarming" public health hazard, responsible for tens of thousands of premature deaths among nonsmokers annually (www.surgeongeneral.vov/library/secondhandsmoke/).

Surgeon General Richard H. Carmona has stated: "Children are especially vulnerable to the poisons in secondhand smoke." He urged smoking parents not only to quit, but to smoke outside while trying to quit. "Make the home a smoke-free environment" (*NYT*, 02.28.06).

To this R. J. Reynolds Tobacco responded: "It seems unlikely that secondhand smoke presents any significant harm to otherwise healthy nonsmoking adults; and, given the extensive smoking bans and restrictions that have already been enacted, nonsmokers can easily avoid exposure to secondhand smoke" (*TobaccoReporter* 08.06, p. 8)

By smoking, a parent/guardian "transforms his or her child into an involuntary smoker" (*Children's Legal Rights Journal* 25.4 [2005], 37). Such SHS exposure is "child abuse that is highly detrimental to health, general welfare, and safety. Every member of society must share the responsibility of protecting our children from SHS" (25).

In *Johnita M.D. v. David D.D.*, a New York family court provided relief to a thirteen-year-old child who demanded the court prohibit his mother from smoking in his presence. It took judicial notice of scientific evidence regarding SHS, and banned the parents from smoking or allowing others to smoke in their home or automobile (*Johnita M.D.*, 40 N.Y.S.2d at 812, 812-13).

In *re Julie Anne*, an Ohio court listed forty statements addressing linkages between SHS and disease. It concluded: "children comprise the most abused segment of society in the world" (24). The court issued a restraining order against the smoking parents whose healthy child asserted entitlement to breathe clean air, free of SHS (25, 27).

The court noted a "family court on its own initiative and regardless of the health of the child. . . has a legal duty to consider the danger of second hand smoke to children. . . in determining issues of visitation and custody" 641). The court declared that the "involuntary nature of children's exposure to second hand smoke crystallizes the harm as egregious" (647-51).

Many times, sad to say, legal redress is the only recourse in response to some egregious behavior. Contrary to R.J.Reynolds Tobacco's assertion, many children cannot "easily avoid exposure to secondhand smoke." While it may seem extreme for a child to sue his/her parents for smoking, any "right" parents have vis-à-vis smoking is over-ridden by a child's right to health.

RESOLVED: the shareholders request that Reynolds American International make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of SHS, including legal options available to minors to ensure their environments are smokefree.

2007RAI.SHS.AbusedChildrenLegalRedress.10.24.06.Final 498 words, excluding title


Victory
Capital Management

November 14, 2006

Sister Hertha Longo
Congregation of Sisters of St. Agnes
Finance Office
320 County Road K
Fond du Lac, WI 54935

Dear Sister Hertha:

KeyBank National Association is the record holder of securities for the benefit of the Congregation of Sisters of Saint Agnes. As such, we confirm that the Congregation of Sisters of St. Agnes holds 58 shares of Reynolds American Inc. (RAI) as of November 14, 2006. The shares of Reynolds American Inc. (RAI) were received on July 30, 2004 in exchange for 29 shares of RJ Reynolds Tobacco (RJR), which had been held since April 24, 2002.

Please contact me if you require any additional information regarding the holding of the above security.

Sincerely,

Barbara B. McKee

Barbara B. McKee
Sr. Client Administrator
Victory Capital Management
Client Management and Consulting Group



Catherine Rowan
Corporate Responsibility Consultant

Received 11-21-2006

November 17, 2006

Susan M. Ivey
Chairman of the Board,
President and Chief Executive Officer
c/o Office of the Secretary
Reynolds American Inc.
401 N. Main Street
P.O. Box 2990
Winston-Salem, North Carolina 27102-2990

Dear Ms. Ivey,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Reynolds American, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Reynolds American, Inc. is enclosed. Trinity Health has held stock in RAI continuously for over one year, and intends to retain the requisite number of shares through the date of the Annual Meeting.

We are deeply concerned about the health impacts of smoking cigarettes, and believe that our company would benefit from adopting strong efforts to ensure that non-smokers, particularly children, are not exposed to the harmful effects of secondhand smoke.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement n accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Rev. Michael Crosby of the Province of St. Joseph of the Capuchin Order (414-271-0735). We look forward to discussing the issues surrounding at your earliest convenience.

Sincerely,

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

INFORMING CHILDREN OF THEIR RIGHTS IF FORCED TO INCUR SECONDHAND SMOKE

Reynolds American International

WHEREAS, in 08.06, a federal judge ruled Reynolds American and other tobacco companies have violated racketeering laws by deceiving people about the dangers of tobacco. It declared: "defendants continue to obscure the fact that ETS is hazardous to Nonsmokers."

The 05.06 Report of the Surgeon General refers to "indisputable" evidence secondhand smoke (SHS) is an "alarming" public health hazard, responsible for tens of thousands of premature deaths among nonsmokers annually (www.surgeongeneral.gov/library/secondhandsmoke/).

Surgeon General Richard H. Carmona has stated: "Children are especially vulnerable to the poisons in secondhand smoke." He urged smoking parents not only to quit, but to smoke outside while trying to quit. "Make the home a smoke-free environment" (*NYT*, 02.28.06).

To this R. J. Reynolds Tobacco responded: "It seems unlikely that secondhand smoke presents any significant harm to otherwise healthy nonsmoking adults; and, given the extensive smoking bans and restrictions that have already been enacted, nonsmokers can easily avoid exposure to secondhand smoke" (*TobaccoReporter* 08.06, p. 8)

By smoking, a parent/guardian "transforms his or her child into an involuntary smoker" (*Children's Legal Rights Journal* 25.4 [2005], 37). Such SHS exposure is "child abuse that is highly detrimental to health, general welfare, and safety. Every member of society must share the responsibility of protecting our children from SHS" (25).

In *Johnita M.D. v. David D.D.*, a New York family court provided relief to a thirteen-year-old child who demanded the court prohibit his mother from smoking in his presence. It took judicial notice of scientific evidence regarding SHS, and banned the parents from smoking or allowing others to smoke in their home or automobile (*Johnita M.D.*, 40 N.Y.S.2d at 812, 812-13).

In *re Julie Anne*, an Ohio court listed forty statements addressing linkages between SHS and disease. It concluded: "children comprise the most abused segment of society in the world" (24). The court issued a restraining order against the smoking parents whose healthy child asserted entitlement to breathe clean air, free of SHS (25, 27).

The court noted a "family court on its own initiative and regardless of the health of the child. . . has a legal duty to consider the danger of second hand smoke to children. . . in determining issues of visitation and custody" 641). The court declared that the "involuntary nature of children's exposure to second hand smoke crystallizes the harm as egregious" (647-51).

Many times, sad to say, legal redress is the only recourse in response to some egregious behavior. Contrary to R.J.Reynolds Tobacco's assertion, many children cannot "easily avoid exposure to secondhand smoke." While it may seem extreme for a child to sue his/her parents for smoking, any "right" parents have vis-à-vis smoking is over-ridden by a child's right to health.

RESOLVED: the shareholders request that Reynolds American International make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of SHS, including legal options available to minors to ensure their environments are smokefree.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

November 6, 2006

Catherine Rowan
Corporate Responsibility Consultant,
representing Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462
718-822-0820
Fax 718-504-4787
rowan@bestweb.net

Re: Verification of Ownership

Dear Ms. Rowan,

Please accept this letter as authentication that as of October 31, 2006, Northern Trust Corporation, as custodian, held for the beneficial interest of the Trinity Health Pension Plan Trust 9,505 shares of Reynolds American. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held Reynolds American common stock on behalf of the Trinity Health Pension Plan Trust since September 30, 2005.

If you have any questions concerning this matter, please do not hesitate to contact me at
(312) 444-4572.

Sincerely,

Brian M. Campo
Vice President
The Northern Trust Company

Enclosure

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

December 1, 2006

Catherine Rowan
Corporate Responsibility Consultant,
representing Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462
718-822-0820
Fax 718-504-4787
rowan@bestweb.net

Re: Verification of Ownership

Dear Ms. Rowan,

Please accept this letter as authentication that as of October 31, 2006, Northern Trust Corporation, as custodian, held for the beneficial interest of the Trinity Health 9,505 shares of Reynolds American. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held Reynolds American common stock on behalf of the Trinity Health since September 30, 2005.

If you have any questions concerning this matter, please do not hesitate to contact me at
(312) 444-4572.

Sincerely,

Carla Eyre
Vice President
The Northern Trust Company

Enclosure

Emken, Robert A

From: Catherine Rowan [rowan@bestweb.net]
`ent: Friday, December 01, 2006 6:28 PM
[o: Emken, Robert A
Subject: Trinity Health verification of ownership

Attachments: RAI verification.pdf



RAI verification.pdf
(19 KB)

Dear Mr. Emken,

Attached please find a new verification of ownership letter from Trinity Health's custodian, Northern Trust. I hope this will serve to reconcile the Trinity Health filing letter with the verification letter. Could you please confirm that you have received this e-mail?

Thanks,

Catherine Rowan

--
Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462
718-822-0820
Fax 718-504-4787
rowan@bestweb.net

Annex B

Description of Litigation

The Proposal would improperly interfere with litigation strategy in significant legal actions pending against the Company's principal operating subsidiary, Reynolds Tobacco. Set forth below is a brief summary of these cases.

Department of Justice Case

On September 22, 1999, the U.S. Department of Justice brought an action against Reynolds Tobacco, B&W and certain other tobacco companies in the U.S. District Court for the District of Columbia. The government initially sought to recover federal funds expended by the federal government in providing health care to smokers who have developed diseases and injuries alleged to be smoking–related. In addition, the government sought, pursuant to the civil provisions of RICO, disgorgement of profits the government contends were earned as a consequence of a RICO racketeering "enterprise." In September 2000, the court dismissed the government's claims asserted under the Medical Care Recovery Act as well as those under the Medicare Secondary Payer provisions of the Social Security Act, but did not dismiss the RICO claims. In February 2005, the U.S. Court of Appeals for the District of Columbia ruled that disgorgement is not an available remedy in this case. The government's petition for rehearing was denied in April 2005, and its petition for writ of certiorari with the U.S. Supreme Court was denied in October 2005. The bench (non–jury) trial began in September 2004, and closing arguments concluded on June 10, 2005.

On August 17, 2006, the court found the defendants liable for the RICO claims, but did not impose any direct financial penalties. The court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organizations, making representations concerning smoking and health and youth marketing, and using certain brand descriptors such as "low tar," "light," "ultra light," "mild" and "natural." The court also ordered defendants to issue "corrective communications" on five subjects, including smoking and health and addiction and the "adverse health effects of exposure to secondhand smoke," and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. The court also placed restrictions on the ability of the defendants to dispose of certain assets for use in the United States unless the transferee agrees to abide by the terms of the court's order. The order also requires the defendants to reimburse the U.S. Department of Justice its taxable costs incurred in connection with the case.

Certain defendants, including Reynolds Tobacco, filed notices of appeal to the U.S. Court of Appeals for the District of Columbia on September 11, 2006. The government filed its notice of appeal on October 16, 2006. In addition, certain defendants, including Reynolds Tobacco, filed joint motions asking the district court to clarify and to stay its order pending defendants' appeal. On September 28, 2006, the district court denied the motion to stay. On September 29, 2006, certain defendants, including Reynolds Tobacco, filed a motion asking the court of appeals to stay the district court's order pending the defendants' appeal. The court granted the motion on October 31, 2006.

The stay of the district court's order suspends the enforcement of the order pending the outcome of defendants' appeal. Reynolds Tobacco does not know the timing of an appellate decision or, if the order is affirmed, the compliance deadlines that will be imposed. If the order is affirmed without modification, then Reynolds Tobacco believes that certain provisions of the order (such as the ban on certain brand style descriptors and the corrective advertising requirements) would have adverse business effects on the marketing of Reynolds Tobacco's current product portfolio and that such effects could be material. Also, if the order is affirmed, then Reynolds Tobacco would incur costs in connection with complying with the order (such as the costs of changing its current packaging to conform to the ban on certain brand descriptors and the costs of corrective communications).

Other Secondhand Smoke Related Cases

As of October 13, 2006, there were 2,626 lawsuits pending in Florida against Reynolds Tobacco or its indemnitees brought by individual flight attendants for personal injury as a result of illness allegedly caused by exposure to secondhand smoke in airplane cabins, referred to as the *Broin II* cases. In these lawsuits, filed pursuant to the terms of the settlement of the *Broin v. Philip Morris, Inc.* class action, each individual flight attendant will be required to prove that he or she has a disease and that the individual's exposure to secondhand smoke in airplane cabins caused the disease.

On October 5, 2000, the *Broin* court entered an order applicable to all *Broin II* cases that the terms of the *Broin* settlement agreement do not require the individual *Broin II* plaintiffs to prove the elements of strict liability, breach of warranty or negligence. Under this order, there is a rebuttable presumption in the plaintiffs' favor on those elements, and the plaintiffs bear the burden of proving that their alleged adverse health effects actually were caused by exposure to secondhand smoke.

In addition to these actions, six individual actions are currently pending in which the plaintiffs' complaints include allegations that Reynolds Tobacco engaged in tortious and/or deceptive conduct in connection with the purported adverse health effects of secondhand smoke. In *Acton v. R.J. Reynolds Tobacco* (Alabama), Reynolds Tobacco is defending a lawsuit in which plaintiff alleges that his development of lung cancer was caused by secondhand smoke from his wife's cigarettes over a period of many years. In *Coy v. Philip Morris Incorporated* (Florida), Reynolds Tobacco is defending a lawsuit in which plaintiff alleges that as a result of secondhand smoke in airline cabins, his wife suffered from lung cancer and other diseases prior to her death. In *Green v. Lorillard Tobacco Company* (Alabama), Reynolds Tobacco is defending a lawsuit in which plaintiff alleges that decedent's exposure to secondhand smoke caused her untimely death. In *Maldonado v. Tavera's Self Service* (Puerto Rico), Reynolds Tobacco is defending a lawsuit in which plaintiffs allege that decedent's death was caused by 26 years of exposure to secondhand smoke exhaled by customers who patronized the bar owned by the decedent. In *Tormey v. The American Tobacco Company* (New York), Reynolds Tobacco is defending a lawsuit in which plaintiff alleges that decedent developed cancer and died as a result of exposure to secondhand smoke. In *Young v. The American Tobacco Company* (Louisiana), Reynolds

Tobacco is defending a lawsuit in which plaintiffs allege that their exposure to secondhand smoke caused physical and emotional distress.

FAX TRANSMISSION

To: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: February 12, 2007

Re: Shareholder proposal submitted to Reynolds American (secondhand smoke)

Number of pages, including this page = 9

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 12, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Reynolds American Inc.

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Congregation of Sisters of St. Agnes, the Sisters of Mercy of the Americas, the School Sisters of Notre Dame (Milwaukee Province), The Sisters of St. Francis of Philadelphia and Trinity Health (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Reynolds American Inc. (hereinafter referred to either as "Reynolds" or the "Company"), and who have jointly submitted a shareholder proposal to Reynolds, to respond to the letter dated January 9, 2007, sent to the Securities & Exchange Commission by the Company, in which Reynolds contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Reynolds' year 2007 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Reynolds to develop its own statement on secondhand smoke, especially with respect to minors.

BACKGROUND

In June, 2006, the Surgeon General of the United States released a report entitled "The Health Consequences of Involuntary Exposure to Tobacco Smoke" (the "Surgeon General's Report"), dealing with so-called "secondhand smoke". The findings of this report are perhaps best summarized in its Foreword (page i), written by the Director of the Centers for Disease Control and Prevention, who stated:

> In 2005, it was estimated that exposure to secondhand smoke kills more than 3,000 adult non-smokers from lung cancer, approximately 46,000 from coronary heart disease, and an estimated 430 newborns from sudden infant death syndrome.

At about the same time that the Surgeon General's Report was issued, the Center for Disease Control and Prevention issued a "Fact Sheet" on Secondhand Smoke, attached as Exhibit A to this letter. That fact sheet states:

- that secondhand smoke "is a known human carcinogen";
- that exposure to secondhand smoke increases "heart disease risk by 25-30 percent"
- that exposure to secondhand smoke increases "lung cancer risk by 20-30 percent";
- that "there is no risk-free level of secondhand smoke exposure" and "even brief exposure can be dangerous";
- that exposure to secondhand smoke is responsible for "150,000-300,000 new cases of bronchitis and pneumonia in children aged less than 18 months"
- that such exposure results in "7,500-15,000 hospitalizations" of such tiny infants
- that exposure to secondhand smoke "causes respiratory symptoms in children and slows their lung growth"
- that exposure to second hand smoke "causes sudden infant death syndrome (SIDS), acute respiratory infections, ear problems, and more frequent and severe asthma attacks in children"

On page 23 of the Surgeon General's Report is a section entitled "Tobacco Industry Activities". This section includes the following:

> The evidence on secondhand smoke and disease risk . . . has been reviewed extensively in the published peer-reviewed literature and in evaluations by a number of expert panels. In addition, the evidence has been criticized repeatedly by the tobacco industry and its consultants. . . .

> Industry documents indicate that the tobacco industry has engaged in widespread activities, however, that have gone beyond the bounds of accepted scientific practice. . . . Through a variety of organized tactics, the industry has attempted to undermine the credibility of the scientific evidence on secondhand smoke. The industry has funded or carried out research that has been judged to be biased, supported scientists to generate letters to editors that criticized research publications, attempted to undermine the findings of key studies, assisted in establishing a scientific society with a journal, and attempted to sustain controversy even as the scientific community reached consensus. . . .

RULE 14a-8(i)(7)

The Company contends that the Proponents' shareholder proposal would somehow interfere with its litigation strategy in the lawsuits enumerated on pages 2-3 of its letter and in Annex B to its letter. We fail to understand how compliance with the proposal would in any manner, shape or form compromise the Company's litigation strategy. Unlike the situation in each of the six tobacco no-action letters cited by Reynolds on page 3 of its letter (second full paragraph), the Proponents' shareholder proposal does not request the Company to take a specific position with respect to an alleged evil of tobacco smoke. The Proponents' proposal requests the Company to make "its own clear statement" on secondhand smoke. It does not attempt to dictate what that statement should be. In this, it is in sharp contrast to the no-action letters cited by the Company. Thus, in *Reynolds American Inc.* (February 10, 2006), the proposal requested, as summarized by the Company, that the registrant "undertake [a] campaign to appraise African Americans of the health hazards of smoking menthol cigarettes". The proposal in that letter therefore would have required the registrant to admit that smoking menthol cigarettes created health hazards for Afro-Americans. The Proponents' shareholder proposal is not analogous. It does not ask the company to admit that secondhand smoke is dangerous. Instead, it requests that Reynolds develop "***its own*** clear statement" on the subject. (Emphasis supplied.) The requests in the other no-action letters cited by the Company were similar to that made in the *Reynolds* letter in that they all prejudged the matter and requested the Company to take a position that might be contrary to a position that it might take in litigation. Thus in the *R. J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004), *Loews Corp.* (December 29, 2003), *RJR Nabisco Holdings Corp* (February 22, 1999) *and Philip Morris Companies, Inc* (February 22, 1999) no-action letters, the registrants were requested to cease using certain terms until they could prove what they were contesting in court. The *R. J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) no-action letter is similar in this respect. In contrast, the Proponents' proposal calls on the company to formulate its own response to the issue, without prejudging what that response should be.

It is thus clear that nothing in the Proponents' shareholder proposal would cause the Company to take any actions that might prejudice its position in litigation.

Indeed, it is clear that it is possible for the Company to discuss secondhand smoke without prejudicing its litigation position. We know this is so because the Company has already done do. In its 10-Q for the quarter ended September 30, 2006, Reynolds included a discussion of the Surgeon General's Report. In that 10-Q, it stated that

> the report found the following: exposure of adults to secondhand smoke causes coronary heart disease and lung cancer, exposure of children to secondhand smoke results in an increased risk to sudden infant death syndrome, acute respiratory infections, ear problems and more severe asthma; and that there is no-risk-free level of exposure to secondhand smoke.

In light of the fact that the Proponents' shareholder proposal, if adopted, would not require the Company to go even as far as it already has in its 10-Q, there is no possibility that compliance with the proposal would affect its litigation strategy.

In this connection, we note that the Staff has taken a limited approach to what can be excluded under the rubric of "litigation strategy". It is only those proposals that pertain to how and whether a registrant should defend, instigate or conduct legal matters that are subject to the ordinary business exclusion. See, e.g., *Chevron Corporation* (February 28, 2006); *American International Group, Inc*. (March 14, 2005); *The Dow Chemical Company* (February 11, 2004). The no-action letters cited by the Company are of this forbidden type. Since the Proponents' shareholder resolution does not pertain to how or whether Reynolds should defend or conduct the secondhand smoke litigation, it does not impinge on litigation strategy.

We believe that the policy reasons underlying the limitation of the litigation strategy exclusion to that narrow class of proposals that deal with the institution, defense or conduct of litigation was well stated by counsel for the proponent in the *American International Group, Inc*. no-action letter:

> As the Proponent asserted in *The Dow Chemical Company* (February 11, 2004), and the Commission implicitly accepted in refusing the no-action request, "to decide that the existence of litigation on the subject matter would be enough to bar resolutions would mean that the most substantial issues facing corporations would not be discussable in shareholder resolutions. This would be a flawed response to the major policy issues that confront corporations." The *Dow Chemical* decision builds on prior letters which did not allow the exclusion of a proposal under litigation strategy and the ordinary business exclusion. See, e.g., *Philip Morris* (Feb. 14, 2000) (proposal calling for management to develop a report for shareholders describing how company intends to address "sicknesses" caused by the company's products not excludable after proponent argued that the proposal neither requests information about litigation nor tells the company how to handle the litigation); *Bristol-Meyers* (Feb. 21, 2000) (proposal which called for implementation of a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers not excludable due to the large policy issues at stake).

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal.

CORRECTION

We thank the Company for having pointed out a typographical error in the Proponents' shareholder proposal. I am authorized to, and by copy of this letter to the Company do hereby, amend the proposal by correcting the Company's name as it appears at the start of the RESOLVE Clause, so as to read "Reynolds American Inc.".

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: McDara P. Folan, III, Esq.
Rev. Michael H. Crosby




National Center For Chronic Disease Prevention and Health Promotion

Tobacco Information and Prevention Source (TIPS)



CONTENTS

Secondhand Smoke

Fact sheet

Exhibit A (3 pages)

June 2006

Definition

- Secondhand smoke, also known as environmental tobacco smoke, is a complex mixture of gases and particles that includes smoke from the burning cigarette, cigar, or pipe tip (sidestream smoke) and exhaled mainstream smoke.[1]
- Secondhand smoke is a known human carcinogen (cancer-causing agent). More than 50 compounds in secondhand smoke have been identified as known or reasonably anticipated human carcinogens. Secondhand smoke contains at least 250 chemicals that are known to be toxic or carcinogenic.[1]
- People are exposed to secondhand smoke in homes, vehicles, workplaces, and in public places such as restaurants, bars, and casinos. Homes and workplaces are the predominant locations for secondhand smoke exposure.[2]

Health Effects

- Secondhand smoke exposure causes heart disease and lung cancer in nonsmoking adults. Nonsmokers who are exposed to secondhand smoke at home or work increase their heart disease risk by 25–30 percent and their lung cancer risk by 20–30 percent.[2] Secondhand smoke exposure has immediate adverse effects on the cardiovascular system.[2]
- Secondhand smoke causes sudden infant death syndrome (SIDS), acute respiratory infections, ear problems, and more frequent and severe asthma attacks in children. Secondhand smoke exposure causes respiratory symptoms in children and slows their lung growth.[2]
- There is no risk-free level of secondhand smoke exposure. Even brief exposure can be dangerous.[2]

Current Estimates

- Levels of a chemical called cotinine, which is a marker of exposure

Exhibit A
(page 2 of 3)

to nicotine and secondhand smoke in nonsmokers, fell by 70 percent from 1988-91 to 2001-02. Over this same time period, the proportion of nonsmokers with detectable cotinine levels was halved from 88 percent to 43 percent.[3]

- More than 126 million nonsmoking Americans continue to be exposed to secondhand smoke in homes, vehicles, workplaces, and public places.[2]
- Almost 60 percent of U.S. children aged 3–11 years—or almost 22 million children—are exposed to secondhand smoke.[2]
- About 25 percent of children aged 3-11 years live with at least one smoker, as compared to only about 7 percent of nonsmoking adults.[2]
- The California Environmental Protection Agency estimates that secondhand smoke exposure causes approximately 3,400 lung cancer deaths and 22,700–69,600 heart disease deaths annually among adult nonsmokers in the United States.[4]
- Secondhand smoke exposure is responsible for an estimated 150,000–300,000 new cases of bronchitis and pneumonia in children aged less than 18 months, resulting in 7,500–15,000 hospitalizations.[5]

References

1. National Toxicology Program. *9th Report on Carcinogens*, 2000. Research Triangle Park, NC: U.S. Department of Health and Human Sciences, National Institute of Environmental Health Sciences, 2000. http://ntp.niehs.nih.gov/ntp/roc/eleventh/profiles/s176toba.pdf (PDF–219K). Accessed June 2006.

2. U.S. Department of Health and Human Services. *The Health Consequences of Involuntary Exposure to Tobacco Smoke: A Report of the Surgeon General*. Atlanta, Georgia: U.S. Department of Health and Human Services, Centers for Disease Control and Prevention, Coordinating Center for Health Promotion, National Center for Chronic Disease Prevention and Health Promotion, Office on Smoking and Health, 2006. http://www.surgeongeneral.gov/library/secondhandsmoke/report/

3. Pirkle JL, Bernert JT, Caudill SP, Sosnoff CS, Pechacek TF. Trends in the exposure of nonsmokers in the U.S. population to secondhand smoke: 1988–2002. Environmental Health Perspectives 2006; 114 (6):853–858.

4. California Environmental Protection Agency. *Proposed Identification of Environmental Tobacco Smoke as a Toxic Air Contaminant.* California Environmental Protection Agency, final report, September 29, 2005, approved by Scientific Review Panel on June 24, 2005. http://www.arb.ca.gov/toxics/ets/finalreport/finalreport.htm. Accessed June 2006.

5. United States Environmental Protection Agency (EPA). *Respiratory*

Exhibit A
(page 3 of 3)

Health Effects of Passive Smoking: Lung Cancer and Other Disorders. Office of Research and Development, EPA/600/6-90/006F, Washington, D.C., December 1992. http://cfpub2.epa.gov/ncea/cfm/recordisplay.cfm?deid=2835. Accessed June 2006.

Also published as: National Institutes of Health. National Cancer Institute. *Respiratory Health Effects of Passive Smoking: Lung Cancer and Other Disorders: The Report of the U.S. Environmental Protection Agency*. Smoking and Tobacco Control Monograph Number 4. NIH Publication No. 93-3605, Washington, D.C., August 1993.

Note: More recent information may be available at the CDC'S Office on Smoking and Health Web site: http://www.cdc.gov/tobacco.

For Further Information

Centers for Disease Control and Prevention
National Center for Chronic Disease Prevention and Health Promotion
Office on Smoking and Health

E-mail: tobaccoinfo@cdc.gov
Phone: 1-800-CDC-INFO

Media Inquiries: Contact the Office on Smoking and Health press line at 770-488-5493.

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

February 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted by Province of St. Joseph of the Capuchin Order and Certain Other Shareholders; Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

Reynolds American Inc. (the "Company") has received from several shareholders a proposal (collectively, together with the supporting statements to such proposals, the "Proposal") that would mandate the Company to "make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free." The Proposal was submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, by the shareholders who are copied on this letter (collectively and individually, the "Proponent" or "Proponents"). On January 9, 2007, the Company submitted to the Division of Corporation Finance (the "Division") a no-action request with respect to the Proposal.

We understand that the Proponents have submitted a letter dated February 12, 2007 (the "Response") to the Division challenging the views expressed in our no-action letter request. A copy of the Response, as well as a copy of our January 9 letter, are attached hereto for the convenience of the Staff. We will not reiterate the reasons outlined in our January 9, 2007 letter that support the Company's view that the Proposal may be omitted from the proxy materials. Nevertheless, the Company believes that several statements made in the Response merit a brief response, and we refer the Staff to our letter of January 9, 2007 for a fuller exposition of the Company's objections to the Proposal.

The first Rule 14a-8(i)(7) argument advocated in the Response is inaccurate and misleading. The Response claims, on page 3, that the Proposal "does not request the Company to take a specific position with respect to an alleged evil of tobacco smoke. The [Proposal] requests the Company to make 'its own clear statement' on secondhand smoke. It does not attempt to dictate what that statement should be." The Response continues, the Proposal "does not ask the company to admit secondhand smoke is dangerous. Instead it requests that Reynolds develop '***its own*** clear statement' on the subject" (emphasis in the Response). Finally, the Response states that the Proposal "calls on the company to formulate its own response to the issue, without prejudicing what that response should be." Frankly, these statements represent a gross mischaracterization of the Proposal. Contrary to the statements in the Response, the Proposal explicitly requires the Company to admit the alleged health hazards of secondhand smoke. The Proposal provides, in pertinent part, that the Company make available "... its own clear statement as well as material detailing the ***health hazards*** of secondhand smoke..." (emphasis added). As a result, and despite the assertions in the Response to the contrary, the proposal is directly analogous to the Staff's position in Reynolds American Inc. (February 10, 2006) (proposal requiring the Company to undertake campaign to apprise African Americans of the "health hazards" of smoking menthol cigarettes excludable under Rule 14a-8(i)(7)).

Finally, the Response characterizes the Proposal as not requiring the Company "to go even as far as it already has in its 10-Q." Had the Company understood that the Proposal required it only to disclose what it has already disclosed in its 10-Q, the Company would have included in its original letter to the Division a request that the Proposal be excludable under Rule 14a-8(i)(10) on the basis that the Proposal has already been substantially implemented. We respectfully submit that the Staff consider this basis for the exclusion of the Proposal, along with the other bases asserted in the Company's January 9, 2007 no-action request.

We appreciate this opportunity to respond to the Response and to provide further support for the Company's belief that the Proposal may be omitted from the 2007 Proxy Materials. If the Staff has any other questions or comments regarding this filing, please contact the undersigned at (336) 741-5162.

Very truly yours,

REYNOLDS AMERICAN INC.



By: ____________________

McDara P. Folan, III
Senior Vice President, Deputy General Counsel and Secretary

Attachments

cc w/att: Rev. Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233
Tel: 414.271.0735
Fax: 414.271.0637

S. Kathleen Nelessen, CSA
Member – Justice, Peace, Ecology Committee
Congregation of Sisters of St. Agnes

320 County Road K
Fond du Lac, WI 54935
Tel: 920.907.2315
Fax: 920.921.8177

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131
Tel: 314.966.4313
Fax: 314.966.2298

Catherine Rowan
Corporate Responsibility Consultant
Trinity Health
766 Brady Ave.
Apartment 635
Bronx, NY 10462
Tel: 718.822.0820
Fax: 718.504.4787

Timothy P. Dewayne
Director, Office of Global Justice & Peace
School Sisters of Notre Dame Milwaukee Province
13105 Watertown Plank Road
Elm Grove, WI 53122-2291
Tel: 262.782.9850 (ext. 723)
Fax: 262.207.0051

Nora M. Nash
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
Tel: 610.558.7661
Fax: 610.558.5855

FAX TRANSMISSION

To: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: February 28, 2007

Re: Shareholder proposal submitted to Reynolds American Inc.

Number of pages, including this page = 4

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 28, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Reynolds American Inc.

Dear Sir/Madam:

As you know, the Province of St. Joseph of the Capuchin Order, the Congregation of Sisters of St. Agnes, the Sisters of Mercy of the Americas, the School Sisters of Notre Dame (Milwaukee Province), The Sisters of St. Francis of Philadelphia and Trinity Health (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Reynolds American Inc. (hereinafter referred to either as "Reynolds" or the "Company"), have jointly submitted a shareholder proposal to Reynolds. The subject matter of that proposal is a request to Reynolds to develop its own statement on secondhand smoke, especially with respect to minors. The Company sent a no-action letter request to the Commission on January 9, 2007, and the undersigned responded in a letter to the Commission dated February 12, 2007. A copy of that response was faxed on or about that date to McDara P. Folan, Esq., the Deputy General Counsel of Reynolds, who had authored the Company's letter of January 9.

The Proponents have now received a further letter, dated February 16, 2007, from the Company (the "Second Letter"), purportedly in response to the letter from the undersigned dated February 12.

ETHICS VIOLATION and PROPOSED SANCTION

The Second Letter is signed by McDara P. Folan, III, Senior Vice President, Deputy General Counsel and Secretary of the Company and who was also the author of the Company's initial letter of January 9. The letter is on stationary of Reynolds, with a letterhead showing the North Carolina headquarters address of the Company. According to the web site of the North Carolina Bar Association, Mr. Folan, the Deputy General Counsel of Reynolds, is a member of the bar of the State of North Carolina. Rule 4.2(a) of the Rules of Professional Conduct of the North Carolina Bar Association states that "a lawyer shall not communicate about the subject matter of the representation with a person the lawyer knows to be represented by another lawyer in the matter, unless the lawyer has the consent of the other lawyer". The quoted portion of this rule is identical to Rule 4.2 of the Model Rules of Professional Conduct promulgated by the American Bar Association and we daresay it, or its equivalent, can be found in the canons of professional ethics of each of the various states.

By sending the Second Letter directly to the Proponents, without sending a copy to their attorney, Mr. Folan has violated Rule 4.2(a) of the Rules of professional Conduct.

As a sanction for that violation, we request that the Second Letter be totally disregarded by the Staff.

We have the following comments on the merits with respect to the Second Letter:

RULE 14a-8(i)(7)

The Proponents' shareholder proposal requires the Company to admit nothing. It requests the Company to make its own statements in its own words. The Company is well able to discuss secondhand smoke in its 10-Q without in any way prejudicing its litigation strategy (i.e. how and whether a registrant should defend, instigate or conduct legal matters). It can do so again in response to the Proponents' shareholder proposal.

RULE 14a-8(i)(10)

The fact that the Company has discussed second hand smoke in its 10-Q does not thereby render the Proponents' shareholder proposal moot. The proposal requests that the information be made available to two distinct groups. To consumers ("where it sells or promotes" cigarettes) and to investors and other interested persons ("on its website"). In the first place, we doubt very much whether the appearance if a statement in a 10-Q would moot a request that information be made available on the website, even if the 10-Q is to be found on the website, since it would be well neigh impossible for any interested person to find such a statement. Secondly, even if publication in a 10-Q were to be deemed to satisfy the website prong of the proposal, that would moot only one-half of the request since no information is being made available to smokers at the point of sale. Since, at the very most, only one-half (and probably a lot lass than one-half) of the request would be satisfied by the 10-Q, it is impossible to conclude that the Proponents' shareholder proposal has been "substantially implemented".

For the foregoing reasons, we reiterate our request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: McDara P. Folan, III, Esq.
Rev. Michael H. Crosby

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reynolds American Inc.
Incoming letter dated January 9, 2007

The proposal requests that the company make available on its website and in all venues where it sells or promotes its cigarettes, its own clear statement as well as material detailing the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke-free.

There appears to be some basis for your view that Reynolds may exclude the proposal under rule 14a-8(i)(7), as relating to Reynolds' ordinary business operations (i.e., litigation strategy). Accordingly, we will not recommend enforcement action to the Commission if Reynolds omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Reynolds relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END